Exhibit (a)(5)(iii)
September 6, 2005
Sierra Pacific Resources Announces Results of Conversion Offer for its 7 1/4% Convertible Notes due 2010
     Reno, Nevada — Sierra Pacific Resources (NYSE: SRP) announced today the final results of its offer (the “Offer”) to pay a cash premium to holders of any and all of its $300 million principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”) who elect to convert their Notes to shares of the Company’s common stock, $1.00 par value. The Offer expired at 5:00 p.m., New York City time, Friday, September 2, 2005. Sierra Pacific Resources has been advised by the conversion agent that holders of $300 million principal amount of the 7 1/4% Convertible Notes due 2010 accepted the conversion offer prior to the expiration of the Offer, representing 100% the outstanding Notes.
     In addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Notes, holders who accepted the Offer with respect to their Notes will receive $180 in cash per $1,000 principal amount of Notes validly surrendered for conversion, plus a cash payment that is equivalent to the amount of interest that would have accrued and become payable after August 14, 2005 (which is the last interest payment date prior to the Expiration Date) up to but not including the settlement date, which is expected to be on or about Thursday, September 8, 2005. Each $1,000 principal amount of Notes is convertible into 219.1637 shares of Common Stock, which is equivalent to a conversion price of $4.5628 per share.

Exhibit (a)(5)(iii)
     The cash fee for the Notes will be delivered promptly to accepting holders by the conversion agent through The Depository Trust Company.
     Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc are the dealer managers for the Offer. Morrow & Co., Inc. acted as the information agent for the Offer. The Bank of New York is the conversion agent for the Offer.
     Headquartered in Nevada, Sierra Pacific Resources is a holding company whose principal subsidiaries are Nevada Power Company, the electric utility for most of southern Nevada, and Sierra Pacific Power Company, the electric utility for most of northern Nevada and the Lake Tahoe area of California. Sierra Pacific Power Company also distributes natural gas in the Reno-Sparks area of northern Nevada. Other subsidiaries include the Tuscarora Gas Pipeline Company, which owns 50 percent interest in an interstate natural gas transmission partnership.
This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, the securities of Sierra Pacific Resources, nor shall there be any offer, exchange, solicitation or sale of any securities of Sierra Pacific Resources in any state in which such offer, exchange, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.
Certain matters in this press release are forward-looking statements regarding the timing of the exchange offer. Cautionary statements regarding the future performance of Sierra Pacific Resources are contained in its Quarterly Report on Form 10- Q for the period ended June 30, 2005, filed with the SEC.